Exhibit 99.2

Consolidated Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Three and nine-month periods ended November 30, 2009 and 2008

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Balance Sheets
(Unaudited)

November 30, 2009 and February 28, 2009

	November 30,	February 28,
	2009	2009
		(Restated -
		note 2 (a))
Assets

Current assets:
Cash	$667,674	$835,772
Term deposits	1,858,169	3,318,254
Accounts receivable	2,927,776	5,007,430
Tax credits receivable	721,352	726,510
Inventories (note 6)	2,447,009	1,773,563
Prepaid expenses	119,091	274,522
	8,741,071	11,936,051

Property, plant and equipment	7,476,738	5,022,640
Intangible assets	1,354,619	1,195,365

	$17,572,428	$18,154,056

Liabilities and Shareholders' Equity

Current liabilities:
Bank loan (note 8)	$460,000	$–
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 4)	219,151	221,629
Others	1,678,370	2,319,798
Advance payments (note 3)	827,560	879,469
Current portion of long-term debt (note 8)	1,009,418	578,989
	4,194,499	3,999,885

Convertible debentures (note 7)	451,426	2,166,383
Long-term debt (note 8)	5,009,248	2,985,525
	9,655,173	9,151,793

Shareholders' equity:
Capital stock and warrants (note 9)	25,469,406	25,233,271
Contributed surplus and subsidiary call-options	9,221,705	9,047,034
Deficit	(26,773,856)	(25,278,042)
	7,917,255	9,002,263

Contingency (note 13)

	$17,572,428	$18,154,056

See accompanying notes to unaudited consolidated financial statements.

/s/ Ronald Denis	/s/ Michel Chartrand

Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Income
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2009	2008	2009	2008

		(Restated -		(Restated -
		note 2 (a))		note 2 (a))

Revenue from sales and research contracts	$3,758,243	$2,451,322	$8,006,560	$7,951,214

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	2,851,744	2,575,607	7,594,333	7,209,997
Research and development expenses	476,640	457,301	1,932,742	929,422
Financial	199,600	151,224	567,403	360,381
Amortization	178,827	161,676	526,516	495,666
Stock-based compensation	126,863	879,566	382,408	2,948,238
	3,833,674	4,225,374	11,003,402	11,943,704

Loss before undernoted items	(75,431)	(1,774,052)	(2,996,842)	(3,992,490)

Interest income	10,366	1,160	43,427	34,095
Foreign exchange (loss) gain	(54,174)	540,889	(684,503)	846,233
Royalties paid in retractable shares	–	(137,000)	–	(137,000)
Gain on dilution (note 7)	2,142,104	9,247	2,142,104	9,247
Net income (loss) and comprehensive income (loss)	$2,022,865	$(1,359,756)	$(1,495,814)	$(3,239,915)

Basic earnings (loss) per share	$0.053	$(0.036)	$(0.040)	$(0.086)
Diluted earnings (loss) per share	0.050	(0.036)	(0.040)	(0.086)

Basic weighted average number of shares outstanding	38,182,285	37,679,248	37,810,721	37,537,443
Diluted weighted average number of shares outstanding	40,431,040	37,679,248	37,810,721	37,537,443

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

Nine-month periods ended November 30, 2009 and 2008

	Common shares		Warrants		Contributed	Subsidiary call-options
	Number	Dollars	Number	Dollars	surplus	Number	Dollars	Deficit	Total

Balance, February 28, 2009	37,683,422	$24,953,096	1,100,000	$280,175	$9,047,034	1,100,000	$–	$(25,131,127)	$9,149,178
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(146,915)	(146,915)
Exercise of stock options
Cash	448,125	109,531	–	–	–	–	–	–	109,531
Ascribed value	–	5,882	–	–	(5,882)	–	–	–	–
Exercise of warrants	26,000	39,122	(26,000)	(6,622)	–	–	–	–	32,500
Conversion of convertible debentures (note 7)	69,783	68,813	34,891	19,409	(364,861)	9,455,867	163,006	–	(113,633)
Stock-based compensation	–	–	–	–	382,408	–	–	–	382,408
Net loss	–	–	–	–	–	–	–	(1,495,814)	(1,495,814)

Balance, November 30, 2009	38,227,330	$25,176,444	1,108,891	$292,962	$9,058,699	10,555,867	$163,006	$(26,773,856)	$7,917,255

Balance, February 29, 2008	37,423,797	$24,808,327	31,618	$62,825	$5,134,613	–	$–	$(21,949,054)	$8,056,711
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(152,375)	(152,375)
Equity component of convertible debentures	–	–	–	–	363,419	–	–	–	363,419
Exercise of stock options
Cash	259,625	69,312	–	–	–	–	–	–	69,312
Ascribed value	–	75,457	–	–	(75,457)	–	–	–	–
Expiry of warrants	–	–	(31,618)	(62,825)	62,825	–	–	–	–
Issuance of warrants and call-options	–	–	1,100,000	265,760	–	1,100,000	–	–	265,760
Dividend	–	–	–	–	–	–	–	(9,380)	(9,380)
Stock-based compensation	–	–	–	–	2,948,238	–	–	–	2,948,238
Net loss	–	–	–	–	–	–	–	(3,239,915)	(3,239,915)

Balance, November 30, 2008	37,683,422	$24,953,096	1,100,000	$265,760	$8,433,638	1,100,000	$–	$(25,350,724)	$8,301,770

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2009	2008	2009	2008

		(Restated -		(Restated -
		note 2 (a))		note 2 (a))

Cash flows from operating activities:
Net income (loss)	$2,022,865	$(1,359,756)	$(1,495,814)	$(3,239,914)
Non-cash items:
Amortization of property, plant and equipment	175,554	128,463	519,152	416,733
Amortization of intangible assets	3,273	2,160	7,364	6,480
Amortization of other assets	–	31,053	–	72,453
Stock-based compensation	126,863	879,566	382,408	2,948,238
Accretion of the liability component of the convertible debentures (note 7)	55,167	33,806	148,201	33,806
Royalties paid in retractable shares	–	137,000	–	137,000
Unrealized foreign exchange loss (gain) on advance payments	5,650	4,250	(11,700)	65,200
Gain on dilution	(2,142,104)	(9,247)	(2,142,104)	(9,247)
Net change in operating assets and liabilities (note 5)	(1,181,628)	142,637	1,119,511	(1,016,250)

	(934,360)	(10,068)	(1,472,982)	(585,501)

Cash flows from investing activities:
Additions to property, plant and equipment	(237,609)	(356,667)	(3,230,975)	(369,015)
Additions to intangible assets	(4,091)	(55,334)	(145,722)	(531,258)
Maturity (purchase) of term deposits	489,708	(2,024,822)	1,460,085	(797,622)
Increase in other assets	–	(175)	–	(28,413)

	248,008	(2,436,998)	(1,916,612)	(1,726,308)

Cash flows from financing activities:
Increase (decrease) in bank loan	370,000	(580,000)	460,000	(220,000)
Increase in long-term debt	137,491	3,453,296	2,999,999	3,530,905
Repayment of long-term debt	(249,433)	(3,033,554)	(545,847)	(3,603,392)
Convertible debenture issue (note 7)	–	2,750,000	–	2,750,000
Accrued interest on convertible debentures (note 7)	53,798	31,945	163,783	31,945
Financial expenses on the issuance of debentures (note 7)	–	(30,000)	–	(30,000)
Dividend	–	(133)	–	(133)
Exercise of subsidiary warrants	1,530	–	1,530	–
Issue of share capital on exercise of options	102,749	9,251	109,531	69,314
Issue of share capital on exercise of warrants	32,500	–	32,500	–

	448,635	2,600,805	3,221,496	2,528,639

Net (decrease) increase in cash	(237,717)	153,739	(168,098)	216,830

Cash, beginning of period	905,391	747,877	835,772	684,786

Cash, end of period	$667,674	$901,616	$667,674	$901,616

Supplemental cash flow disclosures (note 5)

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

1.	Basis of presentation:

The unaudited interim consolidated financial statements include the accounts of Neptune Technologies & Bioressources Inc. (the "Company") and its subsidiaries, Acasti Pharma Inc. ("Acasti Pharma"), NeuroBioPharm Inc. ("NeuroBioPharm") and Neptune Technologies & Bioressources USA Inc. These interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all disclosures required under generally accepted accounting principles and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. Except for the adoption of the new accounting standards described in note 2 (a) below, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements as those in its audited consolidated financial statements for the year ended February 28, 2009.

2.	Changes to accounting policies:

(a)	New accounting policies adopted:

On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

Goodwill and Intangible Assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151,010 and $146,915, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2008 and 2009 is not significant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

2.	Changes to accounting policies (continued):

(a)	New accounting policies adopted (continued):

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:

On January 20, 2009, the Emerging Issues Committee ("EIC") of the Canadian Accounting Standards Board ("AcSB") issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

(b)	Future accounting changes:

Business Combinations:

Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements:

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

2.	Changes to accounting policies (continued):

(b)	Future accounting changes (continued):

International Financial Reporting Standards:

In February 2008, Canada’s AcSB confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.

3.	Partnership and collaboration agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil ("NKO®") in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. No revenues have been recognized by the Company under this agreement. This amount, $792,700, is included in ''advance payments'' in the consolidated balance sheet.

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil ("NKO®") and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. As at November 30, 2009, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the three and nine-month periods ended November 30, 2009, revenues of $2,674 and $40,209, respectively, were recognized in consolidated earnings on the basis of the clinical study. As of November 30, 2009, the difference between the payments received of $199,860 and the total revenues recognized amounts to $34,860 is included in ''advance payments'' in the consolidated balance sheet.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

4.	Related party transactions:

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues related to its nutraceutical segment in semi-annual installments, for an unlimited period. The annual amount disbursed in cash cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the three and nine-month periods ended November 30, 2009, total royalties paid or payable to this party amounted to $68,746 and $110,741 (three and nine-month periods ended November 30, 2008 - $24,624 and $78,802, respectively). As at November 30, 2009, the balance payable to this shareholder under this agreement amounts to $219,151 (February 28, 2009 - $221,629) including an amount of $137,000 in redeemable shares of the subsidiaries given by Neptune in consideration for 1% of the assigned value of the licences transferred. This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

5.	Supplemental cash flow disclosures:

(a)	Net change in operating assets and liabilities are detailed as follows:

	November 30,	November 30,	November 30,	November 30,
	2009	2008	2009	2008

	(3 months )	(3 months )	(9 months )	(9 months )

Accounts receivable	$(1,168,211)	$678,912	$2,079,654	$(512,633)
Tax credits receivable	(43,972)	(196,176)	5,158	(441,799)
Inventories	199,622	(566,530)	(673,446)	(137,215)
Prepaid expenses	11,302	148,780	155,431	(155,235)
Accounts payable and accrued liabilities	(177,694)	117,651	(407,077)	210,632
Advance payments	(2,675)	(40,000)	(40,209)	20,000

	$(1,181,628)	$142,637	$1,119,511	$(1,016,250)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

5.	Supplemental cash flow disclosures (continued):

(b)	Non-cash transactions:

	November 30,	February 28,
	2009	2009

Acquired property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$260,872	$497,703
Dividend payable through issuance of notes payable	–	9,380

(c)	Other:

	November 30,		November 30,		November 30,		November 30,
	2009		2008		2009		2008
	(3 months	)	(3 months	)	(9 months	)	(9 months	)
Interest paid	$80,983		$76,486		$200,781		$257,273

6.	Inventories:

	November 30,	February 28,
	2009	2009

Raw materials	$2,004,390	$925,664
Finished goods	442,619	847,899

	$2,447,009	$1,773,563

During the three and nine-month periods ended November 30, 2009, $1,617,188 and $4,222,535 (three and nine-month periods ended November 30, 2008 - $1,202,684 and $3,888,937) of inventories were recognized as cost of sales, respectively.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

7.	Convertible debentures:

		Accrued
	Debentures	interest	Total

Aggregate principal amount of convertible debentures at issuance	$2,750,000	$–	$2,750,000
Financial expenses on the issuance of debentures	(30,000)	–	(30,000)
Equity component of convertible debentures	(445,940)	–	(445,940)
Detachable warrants	(280,175)	–	(280,175)
Accrued interest	–	86,191	86,191
Accretion of the liability component	86,307	–	86,307

Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	2,080,192	86,191	2,166,383

Accrued interest	–	163,783	163,783
Accretion of the liability component	148,201	–	148,201
Debentures converted into Neptune units	(65,854)	(8,746)	(74,600)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)

Liability balance of convertible debentures as at November 30, 2009 (principal amount of $500,000)	$407,087	$44,339	$451,426

On October 9, 2008, the Company completed a financing by issuing convertible debentures of an aggregate principal of $2,750,000, 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Company at a price per share equal to the lesser of $0.25 and the price per share from a new financing, until April 30, 2010 and 1,100,000 warrants to purchase 1,100,000 common shares of the Company for $1.25 per share until April 30, 2010. The Company can require the exercise of warrants if the market price of the shares reaches $3.75 for three consecutive days.

The debentures bear interest at 8%, payable annually in cash or in kind, or capitalizable at the Company’s option. The debentures mature on October 9, 2011, at which time the Company may either reimburse the amount owed (principal and interest) in cash, or issue shares for the principal amount plus interest and a 15% premium. The shares will be issued at market price, subject to a minimum purchase price of $1.25 per common share.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

7.	Convertible debentures (continued):

The debentures are convertible by the holder into units to acquire shares of the Company (“Neptune units”) or to acquire shares of Acasti Pharma (“Acasti units”) as follows:

Neptune units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Company at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Company. Each warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of (i) the debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Company has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Company can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

Acasti units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Company and one option to acquire from the Company one Class A share of Acasti Pharma. The base price for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price varies as follows:

Exercise price
Date of conversion	Price per unit	of option

Before November 30, 2009	Base price	Base price plus $0.25
December 1, 2009 to May 31, 2010	Base price plus $0.25	Base price plus $0.75
June 1 to November 30, 2010	Base price plus $0.75	Base price plus $1.25

The options expire after a period of twelve months from the date of issuance.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

7.	Convertible debentures (continued):

Under Canadian GAAP, convertible debentures composed of various debt instruments and equity components are recorded as hybrid financial instruments and are presented as liability or equity components in accordance with the substance of the contractual agreement. At the date of their issuance, the Company measured the various financial instruments and accounted for them by using the relative fair value method. The Company accretes the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.7%.

(i)	Conversions into Neptune units:

During the nine-month period ended November 30, 2009, convertible debentures of a nominal amount of $84,000 plus $5,688 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half warrant.

A total of 69,783 units have been issued corresponding to 69,783 common shares and 34,891 warrants. Each warrant allows its holder to buy one share of the Company until October 9, 2011 at various prices ranging from $2.15 to $2.25 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and contributed surplus by $74,600 and by $13,622, respectively, and increased the capital stock and warrants by a total of $88,222. This value has been proportionately allocated to capital stock and warrants based on their respective fair value at time of issuance.

The fair value of the warrants issued of $19,409 was determined by using a binomial method with the following assumptions:

Fair value of common shares	$2.15 to $2.30
Risk-free interest rate	1.03% to 1.40%
Estimated life	1.9 to 2 years
Expected volatility	90%
Exercise price	$2.15 to $2.30

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

7.	Convertible debentures (continued):

(ii)	Conversion into Acasti units:

On November 30, 2009, holders of debentures having a nominal value of $2,166,000 exercised their right to convert into Acasti units. The Company also decided to settle the related accrued interest of $197,967 by delivering Acasti units. As a result, 9,455,867 Acasti Class A shares held by the Company and call-options (the “Conversion call-options”, exercisable at $0.50) were delivered to the debenture holders.

The Company valued the Conversion call-options by (i) estimating the fair value of Acasti subsidiary and (ii) using a binomial method with the following additional assumptions:

Fair value of Class A shares	$0.47
Risk-free interest rate	1.41%
Estimated life	1 year
Expected volatility	25%
Exercise price	$0.50

As a result of the valuation, the fair value of the Conversion call-options was determined to be $338,432. Their relative fair value, compared to the fair value of the Acasti Class A shares delivered, was determined to be $163,006, and was recorded as a component of equity.

No amount was allocated to non-controlling interest for the Acasti Class A shares delivered because the carrying amount of Acasti net assets after accounting for the Company’s own preference shares is negative. As a result, the full difference between the carrying amount of the components being extinguished of $2,303,580 (comprised of the proportionate shares of the equity component of the debentures and of the carrying amount of convertible debentures), and the fair value of the Conversion call-options, in the amount of $163,006, was recorded as a gain on dilution.

The model used to measure the Conversion call-options as well as the estimated fair value of Acasti Class A shares comprise a number of subjective assumptions. Any changes to such assumptions would result in a significant variation of the estimated fair value of the components.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

8.	Long-term debt:

	November 30,	February 28,
	2009	2009

Mortgage loan, principal of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets (except for accounts receivable and merchandise) current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking hypothec on all accounts receivable and merchandise, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$2,956,698	$3,327,621

Mortgage loan, principal balance of $2,999,999, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $35,714 until August 2016. The amount recorded is net of related financial expenses.	2,893,182	–

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly installments of $4,301 ($4,301 as at February 28, 2009), maturing at different dates until 2013	77,768	119,909

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual installments of $9,701 until October 1, 2012	58,207	77,609

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual installments of $6,562 until December 2011	32,811	39,375
	6,018,666	3,564,514

Current portion of long-term debt	1,009,418	578,989

	$5,009,248	$2,985,525

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

8.	Long-term debt (continued):

During the nine-month period ended February 28, 2009, the Company refinanced its debt and entered into a debt agreement totaling $6,500,000, of which $3,500,000 has been disbursed by the lender up to February 28, 2009 in the form of a mortgage loan. The second tranche of $3,000,000 is available to finance plant expansion. Both tranches bear an interest rate of prime rate plus 2% and will be repayable over 84 months. The second tranche has been received in the form of progressive advances based on the advancement of the plant expansion. As at November 30, 2009, $2,999,999 has been received by the Company. The Company is subject to certain covenants requiring the maintenance of ratios. At November 30, 2009, the Company was in compliance with these ratios.

In addition, the Company has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 2.25% (February 28, 2009 - 1.75%). The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). As at November 30, 2009, an amount of $460,000 (nil as at February 28, 2009) was drawn under the operating line of credit.

9.	Capital stock and warrants:

Authorized

Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

10.	Non-controlling interest:

Acasti Pharma’s issued and outstanding capital stock and warrants are broken down as follows:

Capital stock:

Class A shares, voting (one vote per share), participating and without par value

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.

Class B shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at holder’s discretion for $0.20 per share, subject to certain conditions.

Warrants:

Series 2 allows the holder to purchase one Class A share for $0.40 per share for a period of 24 months after their issuance.

Series 3 allows the holder to purchase one Class A share for $0.40 per share until December 31, 2010.

Series 4 allows the holder to purchase one Class A share for $0.25 per share for a period of five years after their issuance.

Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

10.	Non-controlling interest (continued):

The distribution of the votes and participation between the Company and other shareholders of Acasti Pharma is as follows:

			November 30, 2009
	Votes		Participation
		Other		Other
	Company	shareholders	Company	shareholder
47,474,358 Class A shares	28,784,133	18,690,225	28,784,133	18,690,225
5,000,000 Class B shares	49,500,000	500,000	–	–
260,000 Class C shares	–	–	–	–
Total	78,284,133	19,190,225	28,784,133	18,690,225
% of votes and participation	80%	20%	61%	39%

				February 28, 2009
	Votes		Participation
		Other		Other
	Company	shareholders	Company	shareholder
9,230,533 Class A shares	–	9,230,533	–	9,230,533
5,000,000 Class B shares	49,500,000	500,000	–	–
38,500,000 Class C shares	–	–	–	–
Total	49,500,000	9,730,533	28,784,133	9,230,533
% of votes and participation	84%	16%	0%	100%

During the nine-month period ended November 30, 2009, 38,240,000 Class C shares were converted into 38,240,000 Class A shares. In addition, during the nine-month period ended November 30, 2009, holders of 3,825 Acasti Pharma Inc. Series 2 warrants exercised their right to purchase Class A shares of the subsidiary.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

10.	Non-controlling interest (continued):

The shares of Acasti held by the Company are eliminated upon consolidation.

As at November 30, 2009, the Company controlled the vote of Acasti Pharma and, accordingly, consolidated the subsidiary's accounts. The Company is responsible for its subsidiary's losses exceeding the value of the non-controlling shareholders' interest; consequently, $1,530 (2008 - nil) of the subsidiary's loss was assigned to the non-controlling shareholders and reduced the value of the non-controlling shareholders on the Company's balance sheet to nil as at November 30, 2009 (nil as at February 28, 2009).

11.	Stock-based compensation plans:

(a)	Company stock-based compensation plan: Activities within the plan are detailed as follows:

		Nine-month		Nine-month
		period ended		period ended
		November 30,		November 30,
		2009		2008

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	3,669,750	$1.57	4,470,187	$2.86
Granted	110,000	1.88	1,101,000	2.49
Exercised	(448,125)	0.26	(259,625)	0.27
Forfeited	(302,750)	2.60	(80,250)	4.02

Options outstanding, end of period	3,028,875	$1.67	5,231,312	$2.89

Exercisable options, end of period	2,552,125	$1.52	3,803,437	$2.77

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

11.	Stock-based compensation plans (continued):

(a)	Company stock-based compensation plan (continued):

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Nine-month	Nine-month
	period ended	period ended
	November 30,	November 30,
	2009	2008

	Employees	Employees

Dividend	–	–
Risk-free interest rate	1.38%	2.85%
Estimated life	2.5 years	2.5 years
Expected volatility	94%	77%

The fair value of the weighted average of the options granted to employees during the three and nine-month periods is $0.78 (2008 - $1.06).

(b)	Acasti Pharma stock-based compensation plan:

The Acasti Pharma stock-based compensation plan as well as the granting of the options are subject to applicable regulatory approval, which includes the approval by the subsidiary’s shareholders.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

11.	Stock-based compensation plans (continued):

(b)	Acasti Pharma stock-based compensation plan (continued):

The following table presents information on outstanding stock options:

		Weighted
		average
	Number of	exercise
	options	price

Options outstanding as at February 28, 2009	850,000	$0.25
Granted	25,000	0.25
Forfeited	(25,000)	0.25

Options outstanding as at November 30, 2009	850,000	$0.25

Options exercisable as at November 30, 2009	588,750	$0.25

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted for the periods ended:

	Nine-month	Nine-month
	period ended	period ended
	November 30,	November 30,
	2009	2008

Dividend	–	–
Risk-free interest rate	2.98%	–
Estimated life	6 years	–
Expected volatility	75%	–

The fair value of the options granted during the period is nil.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

12.	Segment disclosures:

Descriptive information on the Company's reportable segments:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

The following tables show information by segment:

			Three-month period
			ended November 30,
				2009

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$3,755,569	$–	$2,674	$3,758,243
Cost of sales and operating expenses (excluding amortization and stock based compensation)	2,727,638	103,184	20,922	2,851,744
Research and development expenses	159,728	295,611	21,301	476,640
Financial	199,519	81	–	199,600
Amortization	177,141	1,686	–	178,827
Stock-based compensation	126,863	–	–	126,863
Interest income	(5,704)	(4,662)	–	(10,366)
Foreign exchange loss	50,517	3,657	–	54,174
Gain on dilution	(2,142,104)	–	–	(2,142,104)

Net income (loss) and comprehensive income (loss)	$2,461,971	$(399,557)	$(39,549)	$2,022,865

Cash	$553,023	$114,651	$–	$667,674
Term deposits	1,320,125	538,044	–	1,858,169
Total assets	16,471,169	1,071,091	30,168	17,572,428

Expenditures for long-lived assets	$241,700	$–	$–	$241,700

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

12.	Segment disclosures (continued):

The following tables show information by segment (continued):

			Nine-month period
			ended November 30,
				2009

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$7,966,351	$–	$40,209	$8,006,560
Cost of sales and operating expenses (excluding amortization and stock based compensation)	7,254,988	276,683	62,662	7,594,333
Research and development expenses	821,931	901,393	209,418	1,932,742
Financial	567,058	345	–	567,403
Amortization	521,578	4,938	–	526,516
Stock-based compensation	382,408	–	–	382,408
Interest income	(23,594)	(19,833)	–	(43,427)
Foreign exchange loss	675,853	8,650	–	684,503
Gain on dilution	(2,142,104)	–	–	(2,142,104)

Net loss and comprehensive loss	$(91,767)	$(1,172,176)	$(231,871)	$(1,495,814)

Cash	$553,023	$114,651	$–	$667,674
Term deposits	1,320,125	538,044	–	1,858,169
Total assets	16,471,169	1,071,091	30,168	17,572,428

Expenditures for long-lived assets	$3,376,697	$–	$–	$3,376,697

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

12.	Segment disclosures (continued):

The following tables show information by segment (continued):

			Nine-month period
			ended November 30,
				2008

	Nutraceutical	Cardiovascular	Neurological	Total

	(Restated -
	note 2 (a))

Sales and research contracts	$7,871,214	$–	$80,000	$7,951,214
Cost of sales and operating expenses (excluding amortization and stock based compensation)	6,990,038	219,959	–	7,209,997
Research and development expenses	527,295	150,251	251,876	929,422
Financial	360,123	258	–	360,381
Amortization	495,080	586	–	495,666
Stock-based compensation	2,948,238	–	–	2,948,238
Interest income	(34,095)	–	–	(34,095)
Foreign exchange gain	(846,233)	–	–	(846,233)
Royalties paid in retractable shares	137,000	–	–	137,000
Gain on dilution	(9,247)	–	–	(9,247)

Net loss and comprehensive loss	$(2,696,985)	$(371,054)	$(171,876)	$(3,239,915)

Expenditures for long-lived assets	$875,908	$24,365	$–	$900,273

The cardiovascular and neurological segments began their activities during the three-month period ended August 31, 2008.

13.	Contingency:

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of US $1 million from the Company.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and nine-month periods ended November 30, 2009 and 2008

13.	Contingency (continued):

After careful review of this complaint and having sought legal advice, the Company filed a response and counterclaims early in the third quarter to the Schiff complaint in Federal District Court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor. No provision related to this matter has been recorded in these financial statements.

14.	Comparative figures:

Certain comparative figures previously reported have been reclassified to conform to the presentation adopted in the current period.